Exhibit 4.16
DESCRIPTION OF SECURITIES
As of December 31, 2019, we had registered our common stock under Section 12 of the Exchange Act. The following is a description of the material terms of our common stock as provided in our amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of these documents. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to, our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capitalization
Our authorized capital stock consists of (i) 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of December 31, 2019 and (ii) 200,000,000 shares of common stock, par value $0.01 per share, of which 49,175,843 shares were issued and outstanding as of December 31, 2019.
Common Stock
Except as provided by law or in a preferred stock designation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Directors are elected to our board if the number of the validly cast “for” votes exceeds the number of validly cast “against” or “withheld” votes, collectively, with respect to such election except, that directors are elected by a plurality of the validly cast votes represented in person or by proxy with respect to their election if the number of nominees for director exceeds the number of directors to be elected as set forth in our bylaws. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (“DGCL”). Subject to prior rights and preferences that may be applicable to any outstanding shares or series of our preferred stock, holders of our common stock are entitled to receive ratably in proportion to the shares of our common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of our common stock are fully paid and non-assessable. The holders of our common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of our common stock are entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.01 per share, covering up to an aggregate of 20,000,000 shares of preferred stock. Each series of our preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion or exchange rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of our preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could make acquisition of control of our company by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors more difficult. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire control of our company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to Section 203 of the DGCL, which generally prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder (which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock) or its affiliates or associates for a period of three years following the time that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the time the interested stockholder attained that status;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We may elect in the future to not be subject to the provisions of Section 203 of the DGCL.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, or transactions that our stockholders might otherwise deem to be in their best interests or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our common stock.
Among other things our amended and restated certificate of incorporation and amended and restated bylaws:

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establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than 90 days nor earlier than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting, and may discourage or deter a third party from conducting a solicitation of proxies to elect its slate of directors or to approve its proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders;

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provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

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provide that (x) the authorized number of directors may be changed only by resolution of the board of directors and (y) all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. “Cause” is defined as the director’s (i) conviction of a serious felony involving moral turpitude or a violation of federal or state securities laws; (ii) the commission of any material act of dishonesty resulting or intended to result in material personal gain or enrichment of such director at the expense of CRC or any of its subsidiaries and which act, if made the subject of criminal charges, would be reasonably likely to be charged as a felony; or (iii) adjudication as legally incompetent by a court of competent jurisdiction. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

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provide that (i) any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series, and (ii) special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board. These provisions regarding our stockholder meetings may have the effect of deterring hostile takeovers or delaying changes in control or management of our company; and

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provide that (i) certain provisions of our certificate of incorporation related to the voting rights of stockholders, our board of directors, special meetings of our stockholders, the ability of our stockholders to act by written consent, the forum for certain disputes related to us or our stockholders, and the applicability of Section 203 DGCL may be amended only by the affirmative vote of the holders of at least 75% of the voting power of our then outstanding common stock and that other provisions of our certificate of incorporation may be amended upon the affirmative vote of the holders of at least a majority of our then outstanding common stock, in each case, in addition to the approval of a majority of our directors then in office and (ii) our bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors but any amendment by the stockholders will require the affirmative vote of the holders of at least 75% of the voting power of the shares of our common stock outstanding and entitled to vote thereon. These provisions regarding the amendment of our constituent documents may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Forum Selection
Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws (as either may be amended from time to time); or

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any action asserting a claim that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

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